UNITED STATES

                               SECURITIES AND EXCHANGE COMMISSION

                                  WASHINGTON, D.C.  20549
                                       SCHEDULE 13G
                         UNDER THE SECURITIES AND EXCHANGE ACT OF 1934
                                    (Amendment No. 1)
                          American Caresource Holdings, Inc.
                                   (Name of Issuer)

                         Common Stock, par value $.001 per share


                             (Title of Class of Securities)


                                        02505A 10 3
                                      (CUSIP NUMBER)
                                    December 31, 2007
                  (Date of Event Which Requires Filing of This Statement)
Check the appropriate box to designate the rule pursuant to which this Schedule is filed:
[X]  Rule 13d-1(b)
[  ] Rule 13d-1(c)
[  ]  Rule 13d-1(d)

CUSIP No. 02505A 10 3
1.  Names of Reporting Persons, I.R.S. Identification Nos.
of above persons (entities only).
Principal Financial Group, Inc.
2.  Check the Appropriate Box if a Member of a Group (See Instructions)
(a)  [  ]
(b)  [X]
3.  SEC Use Only
4.  Citizenship or Place of Organization, Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH
5.  Sole Voting Power
	0
6.  Shared Voting Power
	1,891,065
7.  Sole Dispositive Power
        0
8.  Shared Dispositive Power
        1,891,065
9.  Aggregate Amount Beneficially Owned by Each Reporting Person
	1,891,065
10.  Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares
	[  ]
11.  Percent of Class Represented by Amount in Row (11)
	12.6%
12.  Type of Reporting Person
	HC

1.  Names of Reporting Persons, I.R.S. Identification Nos.
of above persons (entities only).
Principal Financial Services, Inc.
2.  Check the Appropriate Box if a Member of a Group (See Instructions)
(a)  [  ]
(b)  [X]
3.  SEC Use Only
4.  Citizenship or Place of Organization
       Iowa
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH
5.  Sole Voting Power
	0
6.  Shared Voting Power
	1,891,065
7.  Sole Dispositive Power
	0
8.  Shared Dispositive Power
	1,891,065
9.  Aggregate Amount Beneficially Owned by Each Reporting Person
	1,891,065
10.  Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares
	 [ ]
11.  Percent of Class Represented by Amount in Row (11)
	12.6%
12.  Type of Reporting Person
	HC

1.  Names of Reporting Persons, I.R.S. Identification Nos.
of above persons (entities only).
Principal Life Insurance Company
2.  Check the Appropriate Box if a Member of a Group (See Instructions)
(a)  [  ]
(b)  [X]
3.  SEC Use Only
4.  Citizenship or Place of Organization
     Iowa
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH
5.  Sole Voting Power
        0
6.  Shared Voting Power
	1,891,065
7.  Sole Dispositive Power
	0
8.  Shared Dispositive Power
	1,891,065
9.  Aggregate Amount Beneficially Owned by Each Reporting Person
	1,891,065
10.  Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares
	[  ]
11.  Percent of Class Represented by Amount in Row (11)
	12.6%
12.  Type of Reporting Person
	IC
Item 1.  Issuer.
The issuer is American Caresource Holdings, Inc., whose principal offices are located at 5429 Lyndon B. Johnson Freeway
Suite 700
Dallas, Texas 75240

Item 2.  Identity and Background.
This statement relates to shares of Common Stock, par value $.001 per share, of American Caresource Holdings, Inc., CUSIP No. 02505A 10 3.
This statement is being filed by:  (i) Principal Financial Group, Inc. ("PFG"),
(ii) Principal Financial Services, Inc. ("PFS")
and Principal Life Insurance Company ("PLIC").

PFG is a corporation incorporated under the laws of the State of Delaware. Its common stock is publicly traded on the New York Stock Exchange under the ticker symbol PFG. PFG is a holding company.
The address of its principal business and principal office is 711 High Street, Des Moines, Iowa 50392.

PFS, an Iowa corporation, is a wholly-owned subsidiary of PFG and a holding company.
Its principal business and principal office is located at 711 High Street, Des Moines, Iowa 50392.

PLIC is a stock insurance company organized under the laws of the State of Iowa. The principal business activity of PLIC is the provision of products and services for businesses, groups and individuals including individual insurance, pension plans and group/employee benefits. The address of its principal business and principal office is 711 High Street, Des Moines, Iowa 50392.

By virtue of their ownership and control of PLIC, PFG and PFS have the ultimate voting and dispositive power with respect to the shares of American Caresource Holdings Common Stock held by PLIC and may be deemed indirect beneficial owners of all the shares of American Caresource Holdings Common Stock owned by PLIC within the meaning of Rule 13d-3(a) under the Securities Exchange Act of 1934, as amended (the "Act").

Item 3. If this statement is filed pursuant to Sections 240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:
(c)	[X]	Insurance company as defined in Section 3(a)(19)
                of the Act (15 U.S.C. 78c)
(g)	[X]	A parent holding company or control person in accordance
                with Section 240.13d-1(b)(1)(ii)(G)

Item 4.  Ownership
Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.
	(a)	Amount beneficially owned:      1,891,065
	(b)	Percent of class:        12.6
(c) Number of shares as to which the person has:
(i)	Sole power to vote or to direct the vote                .
(ii)	Shared power to vote or to direct the vote          1,891,065
(iii)	Sole power to dispose or to direct the disposition of   .
(iv)	Shared power to dispose or to direct the disposition of     1,891,065

Item 5.	  Ownership of Five Percent or Less of a Class    Not Applicable

Item 6. Ownership of More than Five Percent on Behalf of Another Person Not Applicable

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person See Item 2 and Exhibit A

Item 8.  Identification and Clasification of Members of the Group
         Not Applicable

Item 9.  Notice of Dissolution of Group  	Not Applicable

Item 10.  Certification
By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

Signatures
After reasonable inquiry and to the best of the Reporting Person's knowledge and belief, the Reporting Person certifies that the information set forth in this statement is true, complete and correct.
May 30, 2008
Date
PRINCIPAL FINANCIAL GROUP, INC.
By:   __________________________
        Joyce N. Hoffman
        Senior Vice President & Corporate Secretary
Signature
May 30, 2008
Date
PRINCIPAL FINANCIAL SERVICES, INC.
By:   __________________________
        Joyce N. Hoffman
        Senior Vice President & Corporate Secretary
Signature
May 30, 2008
Date
PRINCIPAL LIFE INSURANCE COMPANY
By:   __________________________
        Joyce N. Hoffman
        Senior Vice President & Corporate Secretary
Signature
Name/Title


EXHIBIT A


Principal Financial Group, Inc.
Item 3 Classification
 (g)	A parent holding company or control person in accordance with
Section 240.13d- 1(b)(1)(ii)(G).  Principal Financial Services, Inc.
Item 3 Classification
 (g)	A parent holding company or control person in accordance with
Section 240.13d- 1(b)(1)(ii)(G).  Principal Life Insurance Company
Item 3 Classification
 (c)	Insurance company as defined in Section 3(a)(19) of
the Act (15 U.S.C. 78c).